Mail Stop 4561

Michael Guirlanger
Chief Executive Officer
Language Access Network, Inc.
3273 E. Warm Springs
Las Vegas, NV 89120

        Re: Language Access Network, Inc.
               Registration Statement on Form 10-SB
               Filed December 22, 2006
               File No. 0-33058

Dear Mr. Guirlanger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB
Part I
Item 1. Description of Business, page 3

1. We note your response to comment 3 of our letter dated October 26, 2006 and reissue our comment in part. Please provide us support for each market or industry statistic you use in your registration statement. Such statistics include your reference to the number of

hospitals and pharmacies in the United States on page 4, your discussion of limited English speakers on pages 5 and 6 and the statistics used in your marketing discussion on page 11. To expedite our review, please clearly mark each source to highlight applicable portions or sections containing the statistic and cross-reference it to the appropriate location in your registration statement.

Acquisitions, page 14

2. Please update this disclosure to reflect the current status of the two proposed acquisitions. Please also explain why you have not provided audited financial statements for these companies pursuant to Item 310(c) of Regulation S-B.

Item 2. Plan of Operation
Plan of Operation, page 28

3. We note your response to comment 20 of our letter dated October 26, 2006. Please advise us whether any customer has represented over 10% of your revenue. We note your early customer relationship with Ohio State University Medical Center. Please file the agreements with any customers that represent over 10% of your revenues as exhibits. Please see Item 601(b)(10)(i)(B) of Regulation S-B. Further, please disclose the duration of your relationships with your significant customers here or elsewhere in your prospectus, as appropriate.

Results of Operations, page 33

4. Please revise the discussions of the increase or decrease in revenues to quantify the relative contributions made by sales of equipment as opposed to translation fees. This may be either in the form of dollar figures or in percentages.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 40

5. Please confirm that your disclosure conforms to the requirements of Item 401 of Regulation S-B. We note, for example, that the disclosure for Jack Perez and Dr. Val Warhaft does not appear to fully account for the past five years with respect to their experience.

Item 6. Executive Compensation, page 44

6. We note that your executive compensation disclosure must be updated for your 2006 fiscal year end. Please note that the Commission recently adopted amendments to the

executive compensation and related persons disclosure requirements, among other things, in Release No. 33-8732A. Please also see Interpretation J.8B of our July 1997 Manual of Publicly Available Telephone Interpretations and Question 7 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers.

Item 7. Certain Relationships and Related Transactions, page 45

7. Please disclose the material terms of your referral agreement with Speakeasy as well as the amount of payments made to Speakeasy to date.

Consolidated Financial Statements
Note 5 – Acquisition of Preciss, LLC, page F-9

8. We note your response to comment 39 of our letter dated October 26, 2006 and reissue the comment since you did not fully respond to the comment and suggested changes were not made to the filing. Revise to provide the disclosure required by paragraphs 51 and 52 of SFAS 141. In addition, indicate the type of consideration exchanged to acquire this company. That is, the statements of cash flows do not present any cash payment to acquire this company. Further, explain why you have not provided audited financial statements for this company pursuant to Item 310(c) of Regulation S-B. Explain whether this company would qualify as a predecessor to your company.

Interim Financial Statements as of September 30, 2006
Statements of Operations, page F-12

9. Revise to classify depreciation and amortization expense in the operating expense section of this statement.

Statements of Cash Flows, page F-14

10. Revise to present the comparable period to the interim period that is being shown in this statement. That is, you should include the nine months ending September 30, 2005.

Note 3 – Significant Accounting Policies
Option Payments and Development Costs, Page F-16

11. We note your response to comment 40 of our letter dated October 26, 2006 and have the following comment. Explain the nature of the expenses associated with "option maintenance and development costs." Cite the accounting literature that you are applying to these transactions.

Note 4 – Notes Payable, page F-16

12. We are reissuing comment 41 of our letter dated October 26, 2006 because you have not responded. We note that you issued convertible notes payable with a conversion rate of $.01 per share. Tell us whether these notes contain a beneficial conversion feature. Your response should address the guidance in EITF 98-5 and 00-27.

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As appropriate, please amend your filing and respond to these comments promptly since your registration statement becomes effective by operation of law within 60 days of filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551- 3488 if you have questions regarding financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853 or Daniel Lee at (202) 551-3477 with any other questions. If you require further assistance, please feel free to contact me at (202) 551-3462.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Scott P. Doney
Cane Clark LLP
221 E. Warm Springs
Las Vegas, NV 89120
Facsimile No. (702) 944-7100